SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61)415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.

Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53.3.0000581 -8

Minutes of the Ordinary and Extraordinary Meeting of Shareholders
Held on April 29, 2005

(Minutes written in summary form, pursuant to the authorization set forth in Paragraph 1 of Article 130 of Law 6,404/76)

1) Date, time and place: The Meeting was held on April 29, 2005, at 3:30 p.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”), in the City of Brasília – DF, at SIA SUL – ASP, Lote D, Bloco B.

2) Summon: By notice published under the terms of Article 124 of Law 6,404/76, in the “Correio Braziliense”, “Valor Econômico” and the “Diário Oficial da União” (Federal Gazette) newspapers, in the editions issued on March 30, March 31, 2005 and on April 1, 2005, respectively. Pursuant to the sole paragraph of Article 131 of Law 6,404 of December 15, 1976, the Ordinary General Shareholders’ Meeting and the Extraordinary General Shareholders’ Meeting of the Company were held cumulatively.

3) Attendance: The meeting was attended by shareholders representing the required quorum for the approval of matters on the Agenda, in accordance with the registers and signatures present on the Book of Attendance of Shareholders. The following representatives of the Company were also present: Mr. João Alberto Santos, Mr. Luiz Fernando Cavalcanti Trocoli and Mr. Gilberto Braga. Lastly, the representative of the Independent Auditors, Mr. Marcelo Luis Ferreira was present.

4) Officers of the meeting: The Chairman of the Meeting, Mr. Francisco Antunes Maciel Müssnich, assumed his role in accordance with Article 16 of the Company’s By-laws inviting Mr. Alexandre Mellão Hadad as Secretary of the Meeting.

5) Agenda: The Chairman opened the meeting requesting the Secretary to read the Agenda, as follows:

ORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Assess the acts of the Senior Management and Board of Directors, examine, discuss and vote over the Financial Statements and the Management Report for the fiscal year ended on December 31, 2004; 2 – Deliberate on the Allocation of the Net Profit of the Year and the Distribution of Dividends; and 3 – Elect the effective members and alternate members of the Fiscal Council.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Pursuant to Article 14 of the Company’s By-laws, set the total remuneration of the members of the Board of Directors and Senior Management and the individual remuneration of the members of Fiscal Council; and 2 – Amend Article 5 of the Company’s By-laws.

6) Resolutions: The Chairman of the Board of Directors opened the meeting and present shareholders unanimously authorized, abstentions indicated latterly observed, the writing of the Minutes referred to by this General Ordinary and Extraordinary Meeting of Shareholders in summary form, as well as its publication omitting the signatures of present shareholders, pursuant to the terms of Article 130 and its paragraphs, of Law 6,404/76. The matters of the Agenda were put to discussion and present shareholders resolved the following: ORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 - Based on the Opinion of Independent Auditors and on the Opinion of Fiscal Council, present shareholders unanimously approved, abstentions indicated latterly observed, with no exceptions, the Financial Statements and the Management Report for the year ended on December 31, 2004, published on March 30, 2005, in the editions of Correio Braziliense and Valor Econômico newspapers, as well as in the Federal Gazette on March 31, 2005; 2 – Regarding the Board’s Proposal concerning the allocation of Net Profit for the Year and the Distribution of Dividends and Interest on Shareholders’ Equity for the year of 2004, present shareholders unanimously approved, abstentions indicated latterly observed, the proposal in its integrity and decided on the following dates in connection with the aforementioned dividends: record date on April 29, 2005; ex-dividends date on May 02, 2005 and payment date from May 16, 2005. In addition to dividends approved for 2004 in accordance with the Management’s proposal, shareholders decided on distributing an amount of R$300,000,000.00 (three hundred million reais) as dividends, on account of Accumulated Profit Reserves, of which R$291,037,000.00 (two hundred and one million, thirty seven thousand reais) relate to profits accumulated during 1992 and R$8,963,000.00 (eight million, nine hundred and sixty-three thousand reais) relate to profits accumulated during 1993, which is to be distributed to holders of common and preferred shares according to their respective interests in the paid-in capital, on the record date of May 09, 2005; ex-dividend date of May 10, 2005 and is to be paid beginning on May 23, 2005. 3 – Present shareholders decided, unanimously, abstentions indicated latterly observed, to elect as effective and alternate members of the Fiscal Council, with terms of officers expiring on the General Shareholders Meeting of 2006, the following individuals, Mr. Luiz Otávio Nunes West, Brazilian, married, accountant, identity registration number 1.178.095, issued by SSP/BA, registered with CPF/MF under number 146.745.485 -00, resident and domiciling in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson 231 - 28º andar (parte), as an effective member, and Mr. Augusto Cezar Calazans Lopes, Brazilian, married, accountant, identity registration number 09752473-0, issued by IFP/RJ, registered with CPF/MF under number 042980307-92, resident and domiciling in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson 231 - 28º andar (parte), as the respective alternate member. Mr. Gilberto Braga, Brazilian, married, economist, identity registration number 04722037-1, issued by IFP/RJ, CPF 595.468.247 -04, resident and domiciling in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson 231 - 28º andar (parte), as an effective member, and Mr. Raimundo José do Prado Vieira, Brazilian, married, accountant, identity registration number 664340, issued by SSP/BA, registered with CPF/MF under number 094.618.765 -72, resident and domiciling in the City of Salvador, Estado da Bahia, at Rua Benjoin nº 716, apt.º 1401, Caminho das Árvores, as the respective alternate member. Mr. Luiz Fernando Cavalcanti Trocolli, Brazilian, married, civil engineer, identity registration number 921055-56, issued by SSP/BA, registered with CPF/MF under number 114.415.695 -53, resident and domiciling at Rua Manoel Gomes de Mendonça nº 93, aptº 601, in the City of Salvador, State of Bahia, as an effective member, and Mr. Genivaldo Almeida Bonfim, Brazilian, married, accountant, identity registration number 1154372-82, issued by SSP/BA, registered with CPF under number 180097946-00, resident and domiciling in the City of Salvador, State of Bahia, at Rua Ceará 121/101 - Pituba - Salvador – Bahia, as the respective alternate member. The Chairman granted holders of preferred shares, with no voting rights, the right to elect, through separate vote, one effective member and the respective alternate member, as set forth in the terms of Article 161, paragraph 4 “a”, of Law 6,404/76, Solpart Participações S.A. and remaining shareholders present at the Meeting, as well as holders of common shares abstained from voting on this matter. Pursuant to terms of the abovementioned legal disposition, holders of preferred shares, with no voting rights, unanimously elected Mr. Jorge Michel Lepeltier, Brazilian, Brazilian, legally divorced, accountant, identity registration number 3919557, issued by SSP/SP, registered with CPF/MF under number 070.190.688 -04, resident and domiciling in the City and State of São Paulo, at Rua Martinico Prado nº 401, aptº 62, Higienópolis and the respective alternate member, Mr. Flavio Stamm, Brazilian, married, business administrator, identity registration number 12317859, issued by SSP/SP, registered with CPF/MF under number 048.241.708 -00, resident and domiciling in the City and State of São Paulo, at Rua Purpurina nº 155, conjunto 55, 5º andar. Preferred shareholders acknowledged that the election of the effective member of the Fiscal Council and the respective alternate member was carried out without the involvement of the controlling shareholder, whether directly or indirectly. Minority common shareholders did not elect a representative at the Fiscal Council. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Present shareholders decided, by the majority of votes, with a dissenting vote from shareholder Amber Found Ltd., abstentions indicated latterly observed, to approve, under the terms of art. 152 of Law 6,404/76, the net global remuneration of the Board of Directors and Senior Management in the amount of R$10,000,000.00 (ten million reais), in accordance with the following criteria: i) the global amount includes benefits, allowance for expenses and the Senior Management’s Bonus, ii) the global amount excludes labor charges and the Stock Option Plan; iii) the individual remuneration of the Fiscal Council’s members is to be set to an amount of R$8,500.00 (eight thousand, five hundred reais). 2 – Present shareholders decided, by the majority of votes, with dissenting votes from the following shareholders, State Street Emerging Markets, Brazil MSCI Emerging Markets Ind. Com. Trust FU, IBM TAX Deferred Savings Plan, The California State Teachers Retirement System, Vanguard Emerging MKTS Stock Index Fund, Ishares MSCI Brazil Fgree Index Fund, abstentions indicated latterly observed, to amend the caput of Article 5 of the Company’s By-law to reflect the consolidated amount of the Capital Stock of the Company after the capital increase approved on March 29, 2005, to read as follows: “Art. 5 - The subscribed capital stock, totally paid off, is of R$ 2,596,271,819.93 (two billion, five hundred and ninety-six million, two hundred and seventy-one thousand, eight hundred and nineteen reais and ninety-three centavos), represented by 363,969,213,887 (three hundred and sixty three billion, nine hundred sixty-nine million, two hundred and thirteen thousand, eight hundred and eighty-seven) shares, of which 134,031,688,203 (one hundred and thirty-four billion, thirty-one million, six hundred and eighty-eight thousand, two hundred and three) shares are common shares and 229,937,525,684 (two hundred and twenty-nine billion, nine hundred and thirty-seven million, five hundred and twenty-five thousand, six hundred and eighty four) shares are preferred shares, all nominative shares, with no par value.” Legally impeded shareholders abstained from voting in all matters. Telecom Italia International N.V. abstained to vote on all matters on which it was apt to deliberate. The shareholder Caixa de Previdência Privada – PREVI presented a protest in separate in connection with the Financial Statements and the Management Report of the Company, which will be filed at the Company’s headquarters by protocol by the table present at the Meeting, having the aforementioned shareholder declined to vote on Fiscal Council election matters. Shareholders authorized the Management of the Company to carry out all legal and corporate acts for the implementation and consolidation of the By-laws in order to reflect the resolutions herein assumed.

7) Notice to Shareholders:

The Company announced that publications prescribed by Law 6,404/76 are to be made available in the following newspapers: “Correio Brasiliense”, “Valor Econômico” and the Federal Gazette.

8) Adjournment:

There being no further matters, the meeting was adjourned for the writing of the Minutes. After read, the Minutes were approved by shareholders representing the required quorum for the approval of the aforementioned resolutions.

This is a faithful copy of the minutes written on the book of minutes of the Company.

Brasília, Brazil, April 29, 2005.

Francisco Antunes Maciel Müssnich	Alexandre Mellão Hadad
Chairman of the Meeting	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer